Exhibit 99.4

QUEST CAPITAL CORP.

Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of Canadian dollars)

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at September 30, 2009 with comparative figures for December 31, 2008 and September 30, 2008
(Expressed in thousands of Canadian dollars)

	September 30, 2009	December 31, 2008	September 30, 2008
	$	$	$
assets
Cash deposits	10,735	1,621	2,401
Restricted cash (note 5)	1,124	4,014	6,271
Loans receivable (note 6)	335,563	372,084	368,695
Income tax receivable	71	190	82
Future income tax (note 11)	7,917	4,944	2,833
Premises and equipment (note 7)	478	744	841
Intangible assets (note 7)	135	118	120
Other assets	1,381	540	479
	357,404	384,255	381,722
liabilities
Accounts payable and accrued liabilities (note 12)	3,886	3,079	6,503
Preferred share liability (note 10)	37,978	38,724	-
Non-recourse loan syndication (note 6(h))	27,068	-	-
Revolving debt facility (note 8)	-	50,153	78,093
Income tax payable	22	-	288
Future income tax (note 11)	559	841	827
Asset retirement obligation (note 9)	329	459	500
	69,842	93,256	86,211

shareholders’ equity
Share capital (note 10)	210,602	207,161	207,161
Contributed surplus (note 10)	9,133	7,954	7,709
Retained earnings	67,827	75,884	80,641
	287,562	290,999	295,511
	357,404	384,255	381,722

Commitments and contingencies (notes 6(e) and 13)
Subsequent event (note 21)

Approved by the Board of Directors
“Brian E. Bayley” Director Brian E. Bayley	“A. Murray Sinclair” Director A. Murray Sinclair

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Quest Capital Corp.
Unaudited Interim Consolidated Statements of Retained Earnings
For the three and nine months ended September 30, 2009 and 2008
(Expressed in thousands of Canadian dollars)

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
	$	$	$	$
Retained earnings - beginning of period	72,987	80,889	75,884	76,539
Net (loss) income for the period	(5,160)	6,358	(8,057)	20,983
Dividends paid	-	(6,606)	-	(16,881)
Retained earnings - end of period	67,827	80,641	67,827	80,641

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Quest Capital Corp.
Unaudited Interim Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income
For the three and nine months ended September 30, 2009 and 2008
(Expressed in thousands of Canadian dollars, except share and per share amounts)

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
	$	$	$	$
Interest income	5,222	12,547	20,810	35,227

Interest expense	(1,923)	(895)	(6,272)	(2,044)
Syndication expense (note 6(h))	(633)	-	(1,417)	-
Net interest income	2,666	11,652	13,121	33,183
Provision for loan losses (note 6(d))	(8,081)	(2,600)	(16,562)	(3,050)
Net interest (loss) income after provision for loan losses	(5,415)	9,052	(3,441)	30,133
Other
Syndication and other income (note 12)	14	44	43	278
Gain (loss) on sale of loans (note 12)	110	-	(215)	-

Net interest and other	(5,291)	9,096	(3,613)	30,411

Non-interest expense
Salaries and benefits (note 20)	855	1,153	4,141	3,823
Stock-based compensation (note 10(e))	62	235	375	775
Office and other	659	393	1,583	1,431
Legal and professional services	171	163	682	1,143
Regulatory and shareholder relations	46	91	361	449
Directors’ fees	43	42	137	160
Resource asset related expenses	50	357	191	431
	1,886	2,434	7,470	8,212
(Loss) income before income taxes	(7,177)	6,662	(11,083)	22,199
Income tax (recovery) expense (note 11)
Current	31	247	147	275
Future	(2,048)	57	(3,173)	941
	(2,017)	304	(3,026)	1,216
Net (loss) income for the period	(5,160)	6,358	(8,057)	20,983

Other comprehensive income	-	-	-	-

Comprehensive (loss) income for the period	(5,160)	6,358	(8,057)	20,983

(Loss) earnings per share
Basic	(0.03)	0.04	(0.05)	0.14
Diluted	(0.03)	0.04	(0.05)	0.14

Weighted average number of shares outstanding
Basic	151,482,198	146,789,711	149,869,562	146,789,711
Diluted	151,482,198	146,803,655	149,869,562	146,838,460

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Quest Capital Corp.
Unaudited Interim Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2009 and 2008
(Expressed in thousands of Canadian dollars)

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
	$	$	$	$
Cash flows from operating activities
Net (loss) income for the period	(5,160)	6,358	(8,057)	20,983
Adjustments to determine net cash flows relating to operating items:
Amortization of premises and equipment and intangible assets	84	83	258	229
Loss on disposal of premises and equipment	73	-	73	-
Future income taxes	(2,048)	57	(3,173)	941
Stock-based compensation expense	62	235	375	775
Preferred share interest (paid in common shares)	1,346	-	2,707	-
Provision for loan losses	8,054	2,600	16,535	3,050
(Gain) loss on sale of loans receivable	(110)	-	215	-
Amortization of deferred loan fees	(254)	(2,431)	(1,747)	(5,362)
Deferred loan fees received	187	2,995	328	7,236
Amortization of loan syndication costs	174	-	587	-
Amortization of financing costs	472	83	1,440	247
Decrease in asset retirement obligation	(47)	(22)	(130)	(72)
Increase in prepaid and other	(518)	(96)	(138)	(74)
Increase (decrease) in accounts payables and accrued liabilities	941	2,944	2,115	(578)
Decrease (increase) in income tax receivable	6	(82)	119	(82)
Increase in income tax payable	22	244	22	101
	3,284	12,968	11,529	27,394
Cash flows from (used in) financing activities
Dividends paid – common shares	-	(6,606)	-	(16,881)
Escrow funds released (note 10(c))	356	-	356	-
Agents fee on amendment to preferred shares (note 10(b))	(1,181)	-	(1,181)	-
Non-recourse loan syndication
Advances	-	-	30,000	-
Repayments	(1,627)	-	(3,045)	-
Financing costs	-	-	(600)	-
Revolving debt facility
Advances	-	56,800	4,000	156,010
Repayments	-	(44,800)	(54,860)	(77,500)
Financing costs	-	-	(382)	(664)
Repayment of other debt facility	-	-	-	(26,365)
	(2,452)	5,394	(25,712)	34,600
Cash flows from (used in) investing activities
Activity in loans
Funded	(9,962)	(34,081)	(28,709)	(157,817)
Repayments	14,268	15,512	43,850	67,376
Other	558	(2,871)	(3,453)	(5,468)
Proceeds on sale of loans	1,131	-	8,801	-
Purchases of premises and equipment, net	(13)	(98)	(13)	(218)
Intangible assets acquired	-	(16)	(68)	(131)
Decrease in restricted cash	680	2,563	2,717	6,308
	6,662	(18,991)	23,125	(89,950)
Unrealized foreign exchange gain (loss) on cash held in foreign subsidiary	105	(71)	172	(127)
Increase (decrease) in cash deposits	7,599	(700)	9,114	(28,083)
Cash deposits - beginning of period	3,136	3,101	1,621	30,484
Cash deposits – end of period	10,735	2,401	10,735	2,401

Supplemental cash flow information (note 18)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

1           NATURE OF OPERATIONS

Quest Capital Corp.’s (“Quest” or the “Company”) business is to provide mortgage financings.  The Company is a mortgage investment corporation (“MIC”) for Canadian income tax purposes.  A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada). A MIC does not pay corporate-level income taxes when all taxable income is distributed to shareholders as dividends during a taxation year and within 90 days of its year end.  Dividend payments made to taxable Canadian shareholders are subject to Canadian tax as interest income. The Company must continually meet the following criteria to maintain MIC eligibility: (i) at least 50% of its assets must consist of residentially oriented mortgages and/or cash; (ii) it must not directly hold any foreign assets, including investments secured by real property located outside of Canada; (iii) it must not engage in operational activities outside of the business of lending and investing of funds; and (iv) no person may own more than 25% of any class of the issued and outstanding shares.

2           BASIS OF PRESENTATION

The accompanying financial information does not include all disclosures required under Canadian generally accepted accounting principles for annual financial statements.  The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These interim unaudited consolidated financial statements should be read in conjunction with the Company’s 2008 audited annual financial statements and notes.  Certain comparative figures have been reclassified to conform to the current period’s presentation.

3           SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s audited annual financial statements, except as noted in Note 4 below.  These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the Company’s accounts and those of its wholly-owned subsidiaries, QC Services Inc., Viceroy Capital Corp., Viceroy Gold Corporation, 0854558 B.C. Ltd., 08454559 B.C. Ltd., 0854560 B.C. Ltd., 0854561 B.C. Ltd. and its 75% proportionate joint venture interest in the Castle Mountain property.

4           CHANGE IN ACCOUNTING POLICIES

In January 2009, the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  Effective  January 1, 2009, the Company adopted EIC - 173  Adoption of this EIC did not have a significant effect on the company’s consolidated interim financial statements.

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

Effective January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) handbook section 3064 “Goodwill and Intangible Assets”. The adoption of this standard did not have a significant effect on the Company’s consolidated interim financial statements.

The AcSB also amended CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The amendment clarified that, subsequent to the recognition of an impairment loss on a financial asset (other than a loan), interest income on the impaired financial asset is recognized using the interest rate used to determine the impairment loss. The amendment will be effective for the Company’s annual financial statements issued for the year ended December 31, 2009. The adoption of this standard is not expected to have a significant effect on the Company’s consolidated interim financial statements.

5          RESTRICTED CASH

Restricted cash comprises:

	September 30, 2009	December 31, 2008	September 30, 2008
	$	$	$
Castle Mountain	1,124	1,755	1,671
Interest on loans receivable (held in trust)	-	2,259	4,600
Total	1,124	4,014	6,271

a)	Castle Mountain

Pursuant to an agreement among the partners of the Castle Mountain property, the Company is required to set aside restricted cash of US$1,050 ($1,124) as at September 30, 2009 (December 31, 2008 – US$1,441 ($1,755), September 30, 2008 US$1,570 ($1,671)) in a fund to fulfill reclamation and closure obligations on the property.

b)	Interest on loans receivable (held in trust)

Certain of the Company’s loan agreements permit the Company to withhold a portion of the total loan receivable amount in trust as interest reserves.  These amounts are applied as interest payments become due.  Amounts held in trust relating to unearned interest are reported as restricted cash.

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

6       LOANS RECEIVABLE

a)	Loans and allowance for loan losses

Loans receivable as at September 30, 2009:

		Allowance for loan losses
	Gross Amount	Specific	General	Total	Net Amount[1]
	$	$	$	$	$
Mortgage principal	359,044	25,553	-	25,553	333,491
Bridge loan principal	1,500	1,256	-	1,256	244
Accrued interest and other	1,828	-	-	-	1,828
	362,372	26,809	-	26,809	335,563
1Foreclosed real estate assets-held-for-sale with a net carrying value of $10,091 (2008 - $nil) are included in the net amount above based on estimated net realizable value.

Loans receivable as at December 31, 2008:

		Allowance for loan losses
	Gross Amount	Specific	General	Total	Net Amount[1]
	$	$	$	$	$
Mortgage principal	382,481	12,399	-	12,399	370,082
Bridge loan principal	5,106	1,336	-	1,336	3,770
Accrued interest and other	(1,768)	-	-	-	(1,768)
	385,819	13,735	-	13,735	372,084
1Foreclosed real estate assets-held-for-sale with a net carrying value of $4,259 are included in the net amount above based on estimated net realizable value.

Loans receivable as at September 30, 2008:

		Allowance for loan losses
	Gross Amount	Specific	General	Total	Net Amount
	$	$	$	$	$
Mortgage principal	371,473	1,300	697	1,997	369,476
Bridge loan principal	6,589	1,041	12	1,053	5,536
Accrued interest and other	(6,317)	-	-	-	(6,317)
	371,745	2,341	709	3,050	368,695

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

b)	Past due loans that are not impaired

Loans are classified as past due when a loan is outstanding past the scheduled maturity or payment date. This may arise in the normal course of business as a result of various factors including construction or refinancing delays. These loans are not classified as impaired because they are either less than 90 days past due or are fully secured and there is reasonable assurance of collection of principal and accrued interest.

Loans past maturity date:

Days Outstanding Past Maturity	Number of Loans	September 30, 2009	Number of Loans	December 31, 2008	Number of Loans	September 30, 2008
		$		$		$
1 – 30 days	3	10,933	-	-	1	4,500
31 – 60 days	1	9,206	1	8,090	1	3,050
61 – 90 days	2	5,825	2	28,514	1	39
	6	25,964	3	36,604	3	7,589

Loans past payment date:

Days Outstanding Past Payment Date	Number of Loans	September 30, 2009	Number of Loans	December 31, 2008	Number of Loans	September 30, 2008
		$		$		$
1 – 30 days	1	5,961	1	5,337	1	4,500
31 – 60 days	-	-	-	-	-	-
61 – 90 days	-	-	-	-	-	-
	1	5,961	1	5,337	1	4,500

The principal collateral and other forms of collateral that the Company holds as security for the loans includes real property and other assets, including securities, cash and borrower guarantees. Valuations of the collateral are periodically updated depending on the nature of the collateral.

The estimated fair value of the collateral of the past due loan that is not impaired is in excess of the carrying value of the loan as at September 30, 2009.

c)	Loans renegotiated or renewed during the period

The Company is requesting repayment of all loans at maturity.  In certain instances the Company may choose to renegotiate or renew loans instead of enforcing its security on loans which have not been repaid.  Loans whose terms have been renegotiated are no longer considered to be past due but are considered to be in good standing and are therefore accounted for as performing loans.  If a substantial modification (based on a present value of future cashflows test) is made to a loan on renewal, the Company records any shortfall between the present value of future cashflows arising from the contractual compared to market rate of interest in net income immediately.

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

Given current adverse economic conditions and a lack of market take-out financing options for certain of the Company’s loan borrowers, management uses its market knowledge in considering the most appropriate measures to achieve preservation of capital. As these borrowers are unable to repay their loans, the Company takes measures which may include changes in contractual maturity dates or interest terms, receipt of additional collateral, borrower personal guarantees or principal reductions.

During the nine months ended September 30, 2009, ten loans with an outstanding principal of $81,601 were renegotiated or renewed.  None of the loans were assessed by management as requiring a specific loan loss provision as at September 30, 2009 based on a comparison of estimated collateral value and/or expected future cashflows with the outstanding carrying value of the loans.

d) Impaired loans and allowances for loan losses

Loans are classified as impaired when payment is contractually 90 days past due, or when there is no longer assurance of the timely collection of principal and interest. Once a loan is impaired, the Company stops accruing interest and fee income as the loan is non-performing. Loans are reclassified to performing status when management obtains reasonable assurance that the full amount of principal and interest will be recovered in accordance with the terms and conditions of the loans and accordingly such loans are no longer classified as impaired.

Alternatively, the Company may restructure a loan to bring it into good standing and, if the loan is no longer considered impaired, interest and fee income will be recorded on an accrual basis.

The Company’s impaired loans and specific allowances are as follows:

	September 30, 2009		December 31, 2008		September 30, 2008
	Number of loans	Gross Impaired Amount	Number of loans	Gross Impaired Amount	Number of loans	Gross Impaired Amount
		$		$		$
Impaired loans with specific allowances	14	140,915	10	56,544	4	19,369
Specific allowances		(26,809)		(13,735)		(2,341)
		114,106	10	42,809		17,028
Impaired loans without specific allowances	5	27,081	4	47,180	-	-
Total impaired loans, net of specific allowances	19	141,187	14	89,989	4	17,028

At September 30, 2009, the total estimated fair value of the collateral of impaired loans with specific allowances is $133,450 (December 31, 2008-$48,100, September 30, 2008-$17,596) and for impaired loans without specific allowances is $39,668 (December 31, 2008 - $79,222, September 30, 2008 - $nil). Management has estimated the fair value of the collateral taking into account a number of factors including independent real estate appraisals, and management’s

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

knowledge of the collateral, credit and real estate markets.  In assessing the adequacy of the specific loan loss provision management takes into account likely realizable values, legal costs and incorporates a time value and credit risk component into estimated future cashflows.

The Company has recorded specific allowances for loan losses as follows:

	Three Months Ended September 30, 2009	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2008
	$	$	$	$
Balance – beginning of period	19,998	-	13,735	-
Provision for loan losses	8,095	2,341	16,535	2,341
Direct write-offs, net of recoveries	(1,284)	-	(3,461)	-
Balance – end of period	26,809	2,341	26,809	2,341

During the nine month period ended September 30, 2008, the Company began providing for a general allowance for loan losses to reflect probable, but unidentified losses in the portfolio.  However, at September 30, 2009 and December 31, 2008, the Company performed a comprehensive review of its loan portfolio to determine specific allowances for each loan and as such, a general allowance is not required.

The Company has recorded general allowances for loan losses as follows:

	Three Months Ended September 30, 2009	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2008
	$	$	$	$
Balance – beginning of period	-	450	-	-
General allowance for the period	-	259	-	709
Balance – end of period	-	709	-	709

e) Loan commitments

At September 30, 2009, the Company has loan commitments for future advances on construction loans of up to $19,252 of which $7,951 is scheduled for 2009, and $11,301 in 2010.  However, these advances are subject to a number of conditions including presale requirements, the completion of due diligence, and no material adverse changes in the assets, business or ownership of the borrower and other terms.

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

f) Composition of loan portfolio

The following table indicates the composition of the Company’s loans by sector as follows:

	September 30, 2009		December 31, 2008		September 30, 2008
	Number of loans	Principal Outstanding	Number of loans	Principal Outstanding	Number of loans	Principal Outstanding
		$		$		$
Land under development	18	161,166	21	172,076	21	170,837
Real estate – residential	4	26,938	5	13,704	7	35,808
Real estate – commercial	10	91,385	7	64,784	10	66,358
Construction	9	79,555	20	131,917	21	98,470
Total mortgages	41	359,044	53	382,481	59	371,473
Bridge loans	1	1,500	4	5,106	5	6,589
Total loan principal (1)	42	360,544	57	387,587	64	378,062
(1) Excludes specific loan loss allowance.

g)      Geographic distribution of loan principal

The following table indicates the geographical distribution of the Company’s mortgage loans:

	September 30, 2009			December 31, 2008			September 30, 2008
	Number of loans	Principal Outstanding		Number of loans	Principal Outstanding		Number of loans	Principal Outstanding
		$			$			$
British Columbia	16	156,116	43%	17	151,096	40%	20	154,808	42%
Prairies	19	149,103	42%	29	183,217	48%	32	168,217	45%
Ontario	6	53,825	15%	7	48,168	12%	7	48,448	13%
Total mortgage loans(1)	41	359,044	100%	53	382,481	100%	59	371,473	100%
(1) Excludes specific loan loss allowance.

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

h)      Non-recourse loan syndication

In April 2009, certain of the Company’s loans receivable were individually syndicated to third parties on a non-recourse basis involving senior and subordinated positions in each loan, whereby the third party holds the senior position and Quest the subordinated position. The senior position earns interest at the contractual interest rate inherent in the loan with a term equal to the remaining term in the loan receivable.

At the Company’s discretion, it may exercise an option to repurchase the senior position at principal plus accrued interest.  Accordingly, under CICA Accounting Guideline 12, Transfer of Receivables, the Company is deemed to have retained effective control over the loan receivables.  As a result, the Company has presented the senior position of $27,068, net of deferred fees, separately from the loan receivable of $92,875 using a gross rather than net presentation basis.

The Company amortizes the placement fee associated with this syndication over the remaining term inherent in the syndicated loans receivable.

	September 30, 2009	December 31, 2008	September 30, 2008
	$	$	$
Non-recourse loan syndication	27,082	-	-
Less: unamortized balance of deferred fees	(14)	-	-
	27,068	-	-

7        PREMISES AND EQUIPMENT AND INTANGIBLE ASSETS

	September 30, 2009			December 31, 2008	September 30, 2008
Premises & equipment	Cost	Accumulated Amortization	Net Book Value	Net Book Value	Net Book Value
	$	$	$	$	$
Land	35	-	35	35	75
Leasehold improvements	370	142	228	371	400
Computer equipment	394	253	141	215	241
Office equipment	93	19	74	123	125
	892	414	478	744	841

Amortization included in the net loss for the nine-months ended September 30, 2009 is $206 (2008 - $218).

Intangible assets	September 30, 2009			December 31, 2008	September 30, 2008
	Cost	Accumulated Amortization	Net Book Value	Net Book Value	Net Book Value
	$	$	$	$	$
Computer software	208	73	135	118	120

Amortization included in the net loss for the nine-months ended September 30, 2009 is $52 (2008 - $11).

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

8         REVOLVING DEBT FACILITY

In January 2008, the Company entered into a two-year revolving debt facility syndicated among three Canadian chartered banks for a maximum borrowing of $88,000.  In December 2008, the Company amended the terms of the agreement and reduced the facility to the $70,000.  During 2009, the Company further reduced the facility limit to $10,000 (see note 21). The facility bears interest based on prime rate plus an increment and is collateralized by the Company’s loan portfolio.  The Company amortizes financing costs over the term of the facility which expires in January 2010.

As at September 30, 2009, no funds were drawn down under the facility and the Company was in compliance with all required financial covenants.

	September 30, 2009	December 31, 2008	September 30, 2008
	$	$	$
Revolving debt facility drawn	-	50,860	78,510
Less: unamortized balance of financing costs(1)	-	(707)	(417)
	-	50,153	78,093
(1) At September 30, 2009 $85 of deferred costs are included in other assets.

9           ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to closure obligations at its Castle Mountain property.  The fair value of cash legally restricted for the purposes of settling asset retirement obligations is disclosed in note 5.

A reconciliation of the asset retirement obligation is as follows:

	September 30, 2009	December 31, 2008	September 30, 2008
	$	$	$
Balance - beginning of period	459	572	572
Liabilities settled	(102)	(135)	(135)
Accretion expense	19	35	26
Revision in estimated cash flows	-	(123)	-
Foreign exchange	(47)	110	37
Balance - end of period	329	459	500

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

10        SHARE CAPITAL

a)    Authorized

Unlimited first and second preferred shares
Unlimited common shares without par value

b)	Cumulative 13.50% First Preferred Shares, Series A, issued and outstanding (classified as liabilities)

	September 30, 2009	December 31, 2008	September 30, 2008
	$	$	$
Preferred share liability	40,000	40,000	-
Less: unamortized balance of financing costs	(2,022)	(1,276)	-
Net liability	37,978	38,724	-

Number of shares outstanding	20,000,000	20,000,000	-

The First Preferred Shares, Series A expire on December 31, 2010.  Prior to January 11, 2010, with the consent of the Company’s lenders, the preferred shares were redeemable and retractable at the Company’s or holder’s option, and after such date consent was not required. On September 30, 2009 the Company entered into an agreement with the preferred shareholders to waive their retraction rights.  In addition, the dividend rate will be reduced from 13.50% to 12.75% on October 1, 2009 and from 12.75% to 12.00% on January 1, 2010.  The agreement also permits the Company to redeem the First Preferred Shares in tranches of at least $2,500.  As part of this agreement, on September 30, 2009, the Company paid a fee of $1,180.

As the modifications are not substantial, (based on a present value of future cashflows test), the Company has accounted for the preferred share amendment as a modification.  As a result, the existing fees and costs will be carried forward and recognised together with the agents’ fee related to the renegotiation over the remaining contractual term.

The redemption price is equal to the issue price plus all accrued and unpaid dividends. As the preferred shares are not convertible and are redeemable with a prescribed cumulative dividend, they have been classified as a liability on the balance sheet.

Dividends are payable on a quarterly basis and are recorded as interest expense in net income (loss).  The preferred shareholders, after payment of dividends at the prescribed rates and the payment of an equivalent amount of dividends to common shareholders, have the right to participate pari passu in any additional dividends payable to common shareholders.

By way of a Dividend Payment Agreement dated March 30, 2009, the Company has the option to settle declared preferred share dividend obligations by the issuance of common shares at the prevailing rate (note 10(c)).  The third quarter dividend of $1,361 was paid in cash on October 1, 2009.

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

c)	Common shares issued and outstanding

	Nine Months Ended
	September 30, 2009		September 30, 2008
	Number of shares	Amount	Number of shares	Amount
		$		$
Common Shares
Balance – beginning of period	146,789,711	207,161	146,789,711	207,161
Issued as agent’s fee on preferred shares	1,404,762	1,180	-	-
Issued as preferred share dividend (note 10(b))	2,141,435	1,361	-	-
Returned to treasury – expiry of sunset clause	(442,709)	(446)	-	-
Issued as preferred share dividend (note 10(b))	1,571,135	1,346
Balance – end of period	151,464,334	210,602	146,789,711	207,161

On January 15, 2009, the Company issued 1,404,762 shares for $1,180 as an agent’s fee on the issuance of the First Preferred shares (note 10(b)).

On April 9, 2009, the Company issued 2,141,435 shares for $1,361 to the holders of the Company’s First Preferred shares in settlement of the March 31, 2009 declared dividend.

On June 30, 2009 pursuant to the sunset clause included in the terms of the 2003 Plan of Arrangement (the “Arrangement”), 442,709 shares of the Company were returned to treasury for cancellation at an assigned value of $1.01 per share.  The shares had been held in escrow by the Company’s transfer agent as their owners did not exchange their shares of predecessor companies for common shares of the Company tendered as part of the Arrangement.  The offsetting credit has been recorded in contributed surplus (note 10(e).

In addition, on August 11, 2009 the Company’s transfer agent released funds from escrow for dividends not paid on cancelled shares and odd-lot shares cancelled.  The odd lot share proceeds of $190 and related dividends of $166 have been credited to contributed surplus (note 10(e).

On July 2, 2009, the Company issued 1,571,135 shares for $1,346 to the holders of the Company’s First Preferred shares in settlement of the June 30, 2009 declared dividend.

d) Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the issued and outstanding common shares. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting and terms of the option agreement are at the discretion of the Board of Directors.

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

The change in stock options outstanding was as follows:

	Nine Months Ended
	September 30, 2009		September 30, 2008
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Balance – beginning of period	5,274,664	$2.55	10,553,000	$2.28
Granted	250,000	1.05	2,455,000	2.37
Cancelled	(2,994,664)	2.65	(602,088)	3.01
Balance – end of period	2,530,000	2.28	12,405,912	2.26
Options exercisable – end of period	1,778,492	2.44	9,596,228	2.17

The following table summarizes information about stock options outstanding and exercisable at September 30, 2009:

Options outstanding					Options exercisable
Range of exercise prices	Options outstanding	Weighted average remaining contractual life (years)		Weighted average exercise price	Options exercisable		Weighted average exercise price
$		$			$		$
0.00 to 1.49	250,000		4.64	1.05		41,660		1.05
1.50 to 1.99	350,000		3.66	1.99		174,984		1.99
2.00 to 2.49	1,355,000		2.26	2.19		1,061,868		2.23
2.50 to 2.99	55,000		2.86	2.55		55,000		2.55
3.00 to 3.49	520,000		2.59	3.23		444,980		3.23
	2,530,000		2.77	2.28		1,778,492		2.44

e)	Contributed surplus

	Nine Months Ended
	September 30, 2009	September 30, 2008
	$	$
Balance – beginning of period	7,954	6,934
Stock-based compensation expense	375	775
Expiry of sunset clause (note 10(c))	804	-
Balance – end of period	9,133	7,709

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

11        INCOME TAXES

The Company has tax losses and other deductions in certain of its entities which are available to reduce its taxable income in Canada.  The Company has recognized a future tax asset of $7,917 to the extent that the amount is more likely than not to be realized from future earnings.

a) The provision for income taxes consists of the following:

	Three Months Ended September 30, 2009	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2008
	$	$	$	$
Current
Canada	-	228	-	251
United States	31	19	147	24
Total current expense	31	247	147	275

Future
Canada	(2,010)	148	(2,972)	1,082
United States	(38)	(91)	(201)	(141)
Total future (recovery) expense	(2,048)	57	(3,173)	941
Total income tax (recovery) expense	(2,017)	304	(3,026)	1,216

The significant components of the future income tax assets and liabilities are as follows:

	September 30, 2009	December 31, 2008	September 30, 2008
	$	$	$
Non-capital loss carry-forwards	5,964	2,753	93
Capital loss carry-forwards	7,647	7,935	7,837
Premises and equipment	1	9	9
Specific loan loss provision	773	414	71
Resource deductions	626	694	708
Other	930	1,505	2,379
	15,941	13,310	11,097
Valuation allowance	(8,024)	(8,366)	(8,264)
Future income tax asset	7,917	4,944	2,833

Deferred gain and other	559	841	827
Future tax liability	559	841	827

b)
At September 30, 2009, the Company has non-capital losses to reduce future taxable income in Canada of approximately $19,983. These losses will expire in 2015 ($6,727), 2028 ($2,478) and 2029 ($10,778).

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

12           RELATED PARTY TRANSACTIONS

a)	Included in accounts payable and accrued liabilities as at September 30, 2009 is $265 due to employees and officers for bonuses payable (December 31, 2008 - $50, September 30, 2008 - $2,219).

b)
For the nine months ended September 30, 2009, the Company paid $81 (September 30, 2008 – $96) for administration services to a party related by virtue of having certain directors and officers in common.  The Company was also reimbursed $81 (September 30, 2008 – $56) in office and premises costs by the same related party, of which $9 (December 31, 2008 - $11, September 30, 2008-$15) is included in accounts receivable.

c)	For the nine months ended September 30, 2009, the Company received $25 (September 30, 2008 - $22) in syndication fees from parties related by virtue of having certain directors and officers in common.

d)
Included in accounts payable and accrued liabilities as at September 30, 2009 is $32 (December 31, 2008 - $39, September 30, 2008 - $93) in co-lender interest payable to parties related by virtue of having certain directors and officers in common.

e)
For the nine months ended September 30, 2009, the Company received $14 in proceeds (September 30, 2008 - $nil) on the sale of a loan with a book value of $nil to individuals related to management of the Company.

13           COMMITMENTS AND CONTINGENCIES

a)	Surety bond guarantees of $520 (US$486) have been provided by Castle Mountain Joint Venture for compliance with reclamation and other environmental agreements.

b)	The Company has entered into an operating lease for office premises and other commitments. Annual payments required are approximately as follows:

$
2009	109
2010	423
2011	423
2012	423
2013	25

c)	Other commitments and contingencies are disclosed in note 6(e).

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

14           INTEREST RATE SENSITIVITY

The Company’s exposure to interest rate changes results from the difference between assets and liabilities and their respective maturities or interest rate repricing dates.  Based on current differences as at September 30, 2009, the Company estimates that an immediate and sustained 100 basis point increase in interest rates would decrease net interest income over the next 12 months by $472. An immediate and sustained 100 basis point decrease in interest rates would increase net interest income over the next 12 months by $472.

The carrying amounts of assets and liabilities in the following tables are presented in the periods in which they next reprice to market rates or mature based on the earlier of contractual repricing and maturity dates:

September 30, 2009	Floating Rate	Within 6 Months	6 to 12 Months	1 to 3 Years	Over 3 Years	Non –Interest Sensitive	Total
	$	$	$	$	$	$	$
Total assets	58,550	249,881	47,112	5,000	-	(3,139)	357,404
Total liabilities and equity	-	24,582	42,500	-	-	290,322	357,404
Difference	58,550	225,299	4,612	5,000	-	(293,461)	-
Cumulative difference	58,550	283,849	288,461	293,461	293,461	-	-
Cumulative difference as a percentage of total assets	16.4%	79.4%	80.7%	82.1%	82.1%	-	-

December 31, 2008	Floating Rate	Within 6 Months	6 to 12 Months	1 to 3 Years	Over 3 Years	Non –Interest Sensitive	Total
	$	$	$	$	$	$	$
Total assets	50,156	164,621	101,590	71,220	-	(3,332)	384,255
Total liabilities and equity	50,860	-	-	40,000	-	293,395	384,255
Difference	(704)	164,621	101,590	31,220	-	(296,727)	-
Cumulative difference	(704)	163,917	265,507	296,727	296,727	-	-
Cumulative difference as a percentage of total assets	(0.2%)	42.7%	69.1%	77.2%	77.2%	-	-

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

September 30, 2008	Floating Rate	Within 6 Months	6 to 12 Months	1 to 3 Years	Over 3 Years	Non –Interest Sensitive	Total
	$	$	$	$	$	$	$
Total assets	45,798	154,831	78,888	90,604	-	11,601	381,722
Total liabilities and equity	78,510	-	-	-	-	303,212	381,722
Difference	(32,712)	154,831	78,888	90,604	-	(291,611)
Cumulative difference	(32,712)	122,119	201,007	291,611	291,611	-	-
Cumulative difference as a percentage of total assets	(8.6%)	32.0%	52.7%	76.4%	76.4%	-	-

15           FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value represents the amount at which a financial instrument could be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act and is best evidenced by a quoted market price in an active market.  Quoted prices are not always available and in these cases, the Company determines fair value of financial assets using valuation techniques based on observable market data and management’s best estimates of market conditions. The estimates are subjective and involve particular assumptions and matters of judgement and as such, may not be reflective of future realizable values.

The fair values of cash deposits are assumed to approximate their carrying values due to their short-term nature.

The fair values of loan principal reflects changes in the general level of interest rates that have occurred since the loans were originated, net of any allowances for loan losses. These instruments lack an available trading market and are not typically exchanged. They have been valued assuming they will not be sold. The fair values are not necessarily representative of the amounts realizable in an immediate settlement of the instrument. For variable rate loans, the fair value approximates their carrying values since these instruments reprice to market frequently. For fixed rate loans, fair value is determined by discounting the expected future cash flows at current market rates for loans with similar terms and risks.

The fair value of the revolving debt facility is based on a variable rate of interest and reprices to market frequently and on that basis the fair value approximates the carrying value.

The fair value of the preferred share liability is determined by using market interest rates for financial instruments with similar terms and risks. This instrument lacks an available trading market and is not typically exchanged.

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

The table below sets out the fair values of financial instruments and does not include assets and liabilities that are not considered financial instruments.

	September 30, 2009		December 31, 2008		September 30, 2008
	Carrying value	Fair value	Carrying value	Fair Value	Carrying value	Fair Value
	$	$	$	$	$	$
Assets
Cash deposits	10,735	10,735	1,621	1,621	2,401	2,401
Restricted cash	1,124	1,124	4,014	4,014	6,271	6,271
Loan principal	333,735	335,712	373,852	372,757	375,721	375,721
Liabilities
Preferred share liability	40,000	40,000	40,000	40,000	-	-
Non-recourse loan syndication	27,082	27,082	-	-	-	-
Revolving debt facility	-	-	50,860	50,860	78,510	78,510

16        CAPITAL AND RISK MANAGEMENT

Capital management

The Company’s capital management objectives are to maintain a strong and efficient capital structure to provide liquidity to support operations.  The Company continually monitors its capital position to ensure these objectives are met.  A strong capital position also provides flexibility in considering accretive growth opportunities.  As at September 30, 2009, the Company was in compliance with its revolving debt facility covenants.

At September 30, 2009, management considers the Company’s capital to comprise of the net preferred share liability of $37,978 and all components of shareholders’ equity which amount to $287,562 for a total of $325,540.

Commencing in 2008, the Company’s dividend policy is to distribute sufficient dividends to shareholders throughout the fiscal year and within 90 days thereafter to reduce its taxable income to a negligible amount, after first deducting all available loss carry-forwards and other deductions against taxable income.  The Company’s dividend policy is further described in the Company’s management’s discussion and analysis for the nine months ended September 30, 2009.

 Risk Management

The success of Quest is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other financial institutions, Quest is exposed to many factors that could adversely affect its business, financial conditions or operating results.  Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board of Directors.  The Board directly, or through its committees, reviews and approves these policies and procedures, and

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

monitors their compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit Risk Management

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result.  The Company is further exposed to adverse changes in conditions which affect real estate values.  These market changes may be regional, national or international in nature or may revolve around a specific product type.  Risk is increased if the value of real estate securing the Company’s loans falls to a level approaching or below the loan amounts.  Any decrease in real estate values may delay the development process and will adversely affect the value of the Company’s security.

During the loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

•	emphasis on first mortgage financings;

•	emphasis on borrowers’ experience;

•	local and regional diversification of mortgages;

•	diversification of the loan portfolio by asset type;

•	the investigation of the creditworthiness of all borrowers;

•	the employment of qualified and experienced loan originators and underwriters;

•	allocation of the responsibility of the loan to two Quest employees which allow for peer review;

•	physical inspection of the property;

•	review of the sufficiency of the borrower’s business plans including strategies to exit the property and/or enhance the value of the property;

•	continuous written status updates provided on the business plans and if applicable, construction progress;

•
the engagement of qualified independent consultants and advisors such as lawyers, quantity surveyors, real estate appraisers and insurance consultants dedicated to protecting the Company’s interests; and

•	the segregation of duties to ensure that qualified staff are satisfied with all due diligence requirements prior to funding.

As a result of the recent changes to the credit markets and the Company’s focus on loan remediation and the collection of loans, senior management has implemented several additional procedures as well as heightening others.  These include:

•	The formation of a remediation team who focus on the identification and remediation of problem loans;

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

•
Strategy formulation as to the most appropriate method to protect the Company’s interest including obtaining additional security, request for principal reductions, protective disbursements and foreclosure proceedings;

•	Frequent physical inspection of the properties by loan remediation team members;

•	Engaging new legal counsel, realtors, and other professionals;

•	Frequent updating of appraisals and/or re-underwriting of loans including updating borrower and guarantor financial conditions; and

•	Weekly management review and discussion of the status of the loan including legal status, market intelligence, and business plans of the borrower.

The Board of Directors has the responsibility of ensuring that credit risk management is adequate.  The Board has delegated much of this responsibility to its Credit Committee, which comprise three independent directors.  They are provided monthly with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio.  The Credit Committee is required to approve all applications for loans between $15 million and $25 million, and any loan application for amounts greater than $25 million must be approved by the Board.  The Board has delegated approval authority for all loans less than $15 million to an approval committee comprised of members of senior management.  In addition at origination, the Company does not allow any one loan to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity.  As at September 30, 2009, the largest loan in the Company’s loan portfolio was $29.3 million (8% of the Company’s loan portfolio) and is considered impaired.  This was also the largest aggregate amount owing by any one borrower.  Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower.  The Company reviews its policies regarding its lending limits on an ongoing basis.

Liquidity and Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due.  This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments.  The goal of liquidity management is to ensure that adequate cash is available to honour all future loan commitments and the repayment of the revolving debt facility at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. Quest manages its loan commitment liquidity risk by the ongoing monitoring of scheduled mortgage fundings and repayments. The Company manages its revolving debt facility liquidity risk by accessing alternative sources of liquidity whether this be mortgage repayments, syndication proceeds or preferred share issuances. For both of these liquidity risks, the Company may syndicate a portion of its loans as part of its liquidity risk management.

As at September 30, 2009, the Company had no drawings on its revolving debt facility and had future loan commitments to borrowers of up to $19.3 million.  As at September 30, 2009, $10.0 million is available under its revolving debt facility however subsequent to September 30, 2009, the Company voluntarily cancelled the revolving debt facility as the facility was set to expire in

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

January 2010 and given the terms of the facility and the projected cash flows of the Company, the facility would not be utilized.

The Company’s preferred share liabilities have a mandatory redemption in December 2010 and at the Company’s option redemption privileges prior to December 2010.

Future loan commitments are primarily for construction draws which occur over the course of the term of the relevant loan which is typically 12 to 18 months in duration. Further, as at September 30, 2009, 13% of the Company’s loan portfolio, or $47.1 million, was due within a year.  With the current economic climate, the ability to accurately forecast actual repayments on the Company’s loan portfolio has become difficult. The current adverse economic climate is impacting real estate prices and the timing of take-out financing for certain loans in the Company’s portfolio.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments and property sales.

In addition, the Company had initiated a number of procedures to assist in its liquidity management during 2009 including:

•	restricting loan advances to existing lending obligations and protective disbursements and a commitment to not fund any new loans;

•	syndication of existing loans and where necessary using a senior and subordinate priority structure whereby Quest will hold the subordinate portion;

•	obtaining the agreement of preferred shareholders to enable the Company to settle their dividend payments in common shares of the Company, at the discretion of the Company;

•	obtaining the agreement of preferred shareholders to waive their retraction privileges.

As a result of these initiatives and projections, it is management’s opinion that the Company has sufficient resources to meet its current cash flow requirements.  Given the economic climate and the delays in repayment of some of the Company’s loans, management continues to forecast expected cash flows, while considering current requirements and various liquidity management tools which are available. The Company is considering financing new short term secured loans.

Market Risk

Market risk is the impact on earnings as a result of changes in financial market variables such as interest rates and foreign exchange rates which can arise when making loans and borrowing and making investments.  The Company does not engage in any type of trading activities.  The Company’s material market risk is limited to interest rates as noted below.

Interest Rate Risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. For loans funded using bank debt priced on the basis of bank prime rate plus a spread, the Company manages this risk through the pricing of certain of its loans also being based upon the bank prime rate plus a spread.  In addition, the Company will, in some cases, have minimum rates or an interest rate floor in its variable rate loans.  The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate.  Quest currently mitigates this risk by lending for short terms, with terms at the inception of the loan

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

generally varying from six months to two years, and by charging prepayment penalties and upfront commitment fees.

As at September 30, 2009, the Company had three variable rate loans priced off the bank prime rate with an aggregate principal of $58.5 million and thirty-nine fixed-rate loans with an aggregate principal of $302.0 million.

17           SEGMENTED INFORMATION

The Company principally has one operating segment, which is the provision of mortgage financings.  The Company’s geographic location is Canada.

18           SUPPLEMENTAL CASH FLOW INFORMATION

a) Cash received or paid:

	Three Months Ended September 30, 2009	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2008
	$	$	$	$
Interest received (non-loan)	3	83	21	425
Interest paid	292	659	689	1,579
Income tax instalments	15	183	64	249

b) Non-cash financing and investing activities:

	Three Months Ended September 30, 2009	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2008
	$	$	$	$
Common shares issued as agent’s fee	-	-	1,180	-
Common shares issued for preferred share dividend	1,346	-	2,707	-

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

19           FUTURE ACCOUNTING CHANGES

The CICA’s Accounting Standards Board (AcSB) amended CICA Handbook Section 3862, Financial Instruments – Disclosures, to enhance the disclosure requirements regarding fair value measurements and the liquidity risk of financial instruments. The amendments will be effective for the Company’s annual financial statements relating to the fiscal year ending December 31, 2009.

Handbook Section 1506 Accounting Changes has also been amended to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting.  The amendment will be effective for the Company’s fiscal year ending December 31, 2010.

20           EMPLOYEE TERMINATION COSTS

In connection with a reorganization of the Company’s executive and other employees undertaken in April and May 2009, the Company incurred non recurring salaries and related benefit termination costs of $1,499.

21           SUBSEQUENT EVENT

On October 26, 2009, the Company voluntarily terminated its revolving debt facility (note 8).